Exhibit 99.6

Earnings call

EARNINGS CALL Q1 FY 2019

July 13, 2018

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Pravin Rao

Chief Operating Officer

M.D. Ranganath

Chief Financial Officer

Ravi Kumar

President and Deputy COO

Mohit Joshi

President, Head, Banking, Financial Services & Insurance (BFSI), Healthcare and Life Sciences, Head, Infosys Brazil and Infosys Mexico

INVESTORS

Joseph Foresi

Cantor Fitzgerald

Rod Bourgeois

DeepDive Equity Research

Ankur Rudra

CLSA

Yogesh Agarwal

HSBC

Edward Caso

Wells Fargo

Ashish Chopra

Motilal Oswal Securities

Divya Nagarajan

UBS Group

Moshe Katri

Wedbush Securities

Keith Bachman

Bank of Montreal

Viju George

JP Morgan

David Grossman

Stifel

Srinivas Rao

Deutsche Bank

Sandip Agarwal

Edelweiss

Ravi Menon

Elara Securities

Bryan Bergin

Cowen & Company

Apurva Prasad

HDFC Securities

Moderator

Ladies and gentlemen good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing “*” then “0” on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you Sir!

Sandeep Mahindroo

Hello, everyone, and welcome to Infosys’ earnings call to discuss Q1 FY’19 release. I am Sandeep from the Investor Relations team in Bengaluru. Joining us today on this call is CEO and MD, Salil Parekh; COO, Pravin Rao, CFO, M.D. Ranganath; Presidents and the other members of the Infosys management team.

We will start the call with some remarks from Mr. Salil Parekh, Mr. Pravin Rao and Mr. Ranganath on the recently concluded quarter, subsequent to which we will open up the call for questions.

Please note that anything which we say, which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass it on to Mr. Parekh.

Salil Parekh

Good afternoon and good morning to everyone on the call. We are pleased to share with you our results from the first quarter of fiscal 2019. We are delighted that our strategic approach to focus in scaling Agile Digital and Energizing our Core Services with Automation and AI is resonating with our clients as also is our approach to enhance the skills of our employees and the actions on localization in the markets we operate in.

Our digital revenue has grown by over 25% YoY in constant currency to reach $803 mn, which is a QoQ growth of 8% in constant currency again. Our total digital revenue is at 28% of our business. Our overall revenue has grown by 6% YoY and 2.3% QoQ in constant currency. Our operating margin was at 23.7%.

We have $1.1 bn in large deals in Q1, the largest we have had in the last several quarters of which 40% were in Financial Services and we had an increase of four clients to a total of 24 clients now who are over $100 mn per year in revenue and two of these four clients were in Financial Services. Overall, we see a good demand environment in the US, Europe and in Asia Pacific.

In terms of sector demand, we see strength in energy, utilities, retail, insurance and manufacturing. The Agile Digital business, we see an especially strong traction for the work we are doing in the Cloud area, Data and Analytics, IoT and in the area of Experience: user experience, client experience and employee experience. Our two recent acquisitions, Brilliant Basics in the UK and WongDoody in the US are helping us expand our portfolio in these Experience areas and are already starting to have an impact across our clients. We are seeing continuing traction of our automation approach and of artificial intelligence platform Nia in our core services and our approach to progressively move our employees on to an agile platform is seeing good traction.

In our localization program we have launched a new 75-acre campus in Indiana in the US and are now planning four other locations in the US, six in Europe and three in Australia. With a strong foundation of delivery, the focus on Agile Digital and AI powered core services, we are now expanding on our strong sales and go-to market teams.

With that I feel we have to a stable start to the year and are executing on our strategy and our three-year transformation program.

Let me now hand it over to Pravin, our COO.

Pravin Rao

We had a steady quarter from an operations perspective and continue to progress on our digital growth targets.

We had eight large deal wins during the quarter with a TCV of US $1.1 bn. Seven of the eight deals were in America and one in Europe. Three deals were in energy, utility, resources and services, three in retail and two were in financial services business.

The volume grew by 2.6% and realization in constant currency terms remained stable. Utilization excluding trainees increased further to 85.7% which is an all-time high.

Attrition increased to 20.6%, partly a seasonal phenomenon. While there were few senior level exits, our senior level bench strength is quite strong. We continue our strong recruitment drive and added 17,709 professionals during the quarter on a gross basis. During the quarter, we also rolled our compensation increases for about 85% our employees.

Now let met talk about the client sectors. Digital transformation remains the key thing with clients across all the business verticals and more budgetary spends get diverted towards this area from the traditional business. The focus is on using technology to delivering business outcomes or help in strategic differentiation. We are building a strong team of digital specialists to work as a tip of the sphere consulting layer, cutting across all the five pillars of our digital engagements. During the quarter we completed the acquisition of WongDoody and this enhances our offering in ‘creative services’ as well as the entire value chain of “Creative – Production – Campaign -Analytics – Measuring Outcomes”. We have also launched a design and innovation studio at Rhode Island and announced a five-year partnership with Rhode Island School of Designs to accelerate our capabilities in digital space. A large part of our new deal wins during the quarter involves digital and we have a healthy pipeline.

While we saw some softness in the Financial Services in Quarter 1 driven by cost reduction pressures and insourcing in a couple of clients, the momentum continued for second tier and regional banks and some management customers. Many clients in the US are increasing their spending and we expect our US business to outperform the portfolio in the coming quarters. While the European portfolio was soft in Quarter 1, we expected it to improve in the coming quarters. Pipeline for deals is showing a steady increase and over 40% of large deal TVC in Quarter 1 was in this vertical. Overall pricing is stable and deal sizes are higher.

In insurance, discretionary spend is increasing and insurers across the spectrums are modernizing the middle and backend systems to improve experiences for customers. We have a robust pipeline and more focus on core platforms modernization, digital, closed book management and vendor consolidation/rebidding of work. Growth is expected to remain robust with strong deal pipelines and new account openings.

In retail and CPG, we had a standout performance driven by ramp ups in deals won earlier and continued momentum with existing clients. Within the sector, CPG and logistics are showing more growth than the core retail vertical. We are seeing growing interest to embrace Digital, AI, RPA, Analytics, Cloud and Cyber Security. Europe is seeing growing interest in integrated outsourcing deals and new transformation programs. While retail is seeing some early signs of green shoots there are challenges in CPG driven by M&A while logistics sees weak demand due to CAPEX reduction and oil price volatility.

IT budget in the telecom sector continues to face headwinds due to competition in the industry and change in the industry dynamics leading to severe topline and bottomline squeeze. M&A activities, vendor consolidation, cost cutting measures insourcing and competition for legacy services are impacting growth. Spending trends are opening up in ‘innovation’ areas like digital transformation, software design networks, IoT, customer experience and cyber security. Digital deal sizes are seeing an upward movement.

Growth in the energy, utilities, resources and services vertical continues to remain robust with momentum in top accounts and ramp up of previous deal wins. Although the general pressure of cost squeeze for traditional services continue, newer opportunities in the digital space in the form of Analytics, RPA, Cloud Adoption, Cyber Security are opening up.

Stability in oil prices is positive for the energy sector and we are seeing pockets of opportunity where the focus is on building differentiated capabilities. In the utility sector, we see an increase in spend on digital, customer engagement and cloud adoption on the back of changing regulations, especially around solar and other distributed energy resources and the next wave of maturing smart grid. Subdued commodity prices are putting pressure on the resources sector, clients are planning to embrace digital transformation to improve asset efficiencies and are looking to consolidate and upgrade their ERP systems for better business insights.

Manufacturing continues to see pockets of higher activities in areas like ERP, Cloud, digital transformation, and agile model based sourcing transformation. The demand in Continental Europe continues to be better as clients look for cost optimization for their run operations and are looking for transformation ideas for long-term benefits. Increasing focus in manufacturing is on digitalization of end to end processes, with a strong focus on weaving Mobile, Cloud, IoT and Backend systems seamlessly to provide a superior customer experience. I will now handover to Ranga.

M. D. Ranganath

In Q1, we had a broad based financial performance on multiple fronts and we continued our trajectory on key financial parameters. Let me start with a few of them.

First – Our operating margin for the quarter was 23.7%, at the higher end of margin guidance of 22-24%. I will provide more color on this shortly.

Second – Free cash flow was robust and was up 32.1% quarter on quarter to $552 Mn.

Third - Our ROE further improved and was healthy at 25.5% and increased from 22.0% from Q1 of last year.

Fourth – EPS growth year on year was 3.9% in $ terms and 9.1% in rupee terms

Fifth – Due to continued productivity improvements, utilization and increase in digital share, revenue per employee increased yoy 5.7% to $ 54,878 which is one of the highest in recent years

Salil and Pravin have already talked about the digital revenues, deal wins, client metrics and business outlook. Now, let me come to revenues, price realization and margins -

Revenues in Q1 19 were $2,831 mn, growth of 2.3% in constant currency terms and 0.9% in dollar terms on quarter on quarter basis. In rupee terms, the revenue for the quarter was Rs. 19,128 crores, this is a sequential growth of 5.8%. As compared to Q1 of last year, revenues grew 6.0% in constant currency terms, 6.8% in dollar terms, and 12.0% in rupee terms.

Price realization remains flat in constant currency terms on a quarter on quarter basis.

Operating efficiency parameters continued to improve. Utilization was at a new high of 85.7% as compared to 84.7% last quarter. Our continued efforts towards improvement of onsite mix resulted in the onsite mix decreasing further to 28.6% this quarter as compared to 30.1% same quarter last year. This is the lowest level in last 14 quarters. Our focus on optimizing onsite employee cost including sharper focus on productivity, onsite pyramid and others, localization and optimization measures, led to a decrease in the onsite employee cost as a percentage of revenue to 37.9% in Q1 as compared to 38.3% in previous quarter

At the beginning of the financial year, we had planned several investments in digital to leverage opportunities, enhance investments in US talent localization and other local markets, revitalize sales for tapping market opportunity and repurpose talent. These investments are being made in a gradual manner to leverage business opportunities.

Operating margin in Q1 was 23.7%, which is near the high end of guidance range of 22%-24%. Operating margins for the quarter declined by 100 bps. During the quarter, benefits of rupee depreciation were partially offset by cross-currency headwinds leading to a net 100 bps benefit. This was fully offset by compensation increases that were effective April 1st for 85% of our employees. Operating parameters including utilization and onsite-offshore mix improved during the quarter which helped operating margins by 40 bps. However, that was offset by investments in building onsite talent supply chain including sub-contractors, higher sales investments, cost of new H-1 visas and increase in other business overheads, all of which impacted margins by 140 bps. So overall, there was a 100 basis points reduction in operating margins sequentially.

We ended the quarter with the total headcount of 209,905 employees, which is an increase of 2.8% from last quarter. Gross head count addition increased to 17,709 from 12,329 last quarter.

The subcontractor expenses this quarter stood at 6.8% of revenue as compared to 6.1% of revenue last quarter. As you know, the subcontractor expenses are driven primarily by utilization level and onsite talent demand

Cash generated from operating activities in Q1 as per IFRS consolidated was $631 mn and we paid $64 mn of taxes as per the APA entered into the United States IRS earlier in 2018. Capital expenditure for the quarter was $79 mn, which is Rs.537 crores. Free cash flow which is operating cash flow less CAPEX for the quarter was $552 mn. Cash and cash equivalents including investments stood at $4,202 mn, which converts to approximately Rs.28,774 crores.

Debtor days outstanding for the quarter stood at 66 days compared to 67 days last quarter, decrease of 1 day led by better collections. Q1 witnessed huge volatility in currency market and we managed to navigate the same effectively. Yield on cash for the quarter was 7.20% as compared to 7.29% last quarter. Hedge position as of June 30th was $1,956 mn

In Q1 19, the EPS declined 6.5% sequentially in dollar terms and by 2.1% in INR terms. As compared to Q1 of last year, EPS growth stood at 3.9% in dollar terms and 9.1% in INR terms. As you would recall that in March 2018, based on a conclusion of a strategic review of the portfolio of businesses, we had initiated identification and evaluation of potential buyers for Panaya and Skava and reclassified their assets and liabilities as ‘held for sale’. During the quarter, we continued negotiations with potential buyers of Panaya. On re-measurement including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the value of disposal group held for sale amounting to $39 million in respect of Panaya. This impacted the net profit by $ 39 million and EPS by 2 cents for the quarter.

During the quarter, the company executed its capital allocation policy for FY 2018 by paying out final dividend of Rs. 20.50 per share. With this, the dividend paid to shareholders for FY 18 was 70% of Free Cash Flow, in line with the capital allocation policy.

The company also took steps in executing the capital allocation policy announced in April-2018. As per the policy, out of the $ 2 billion identified to be paid to shareholders, app. $ 400 mn was paid out as special dividend in June-2018. The balance amount of $ 1.6 billion will be paid out to shareholders for financial year 2019 in such manner to be decided by the Board. Further updates on this will be provided in due course

The Board in its meeting held on July 13, 2018 has considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, as on a record date yet to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The Board approved and recommended the issue of bonus shares to celebrate the 25th year of Company’s public listing in India and to further increase the liquidity of its shares. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders, and any other applicable statutory and regulatory approvals.

We voluntarily delisted our ADS from Euronext Paris and London. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. However, our ADS will continue to be listed and traded in NYSE as before

Coming to operating margin guidance for Fiscal ’19, we are retaining our operating margins guidance in the range of 22%-24%. Coming to revenue guidance in constant currency terms, we continue to retain 6% to 8% and based on March 31, 2018 rates, we retain in US dollar terms 7% to 9%. With that we open the floor for questions.

Moderator

Thank you very much Sir. Ladies and gentleman we will now begin the question and answer session. The first question is from the line of Joseph Foresi from Cantor Fitzgerald. Please go ahead.

Joseph Foresi

I was wondering if you could talk about Financial Services, the performance there was obviously below some of your peers and you had some pretty good data points that things were picking up and then you talked about some cost reductions but you thought it was going to reverse, may be if you could delve into those cost reductions on the client part and why you think it would reverse?

Pravin Rao

In Financial Services, we had a soft quarter primarily due to insourcing and reduced spend in couple of accounts. Having said that, we have seen very strong pipeline. About 40% of TCV of large deal wins that we had this quarter was from this sector and after several quarters we have seen good demand and conversion in America and we expect the growth in America in the coming quarters to outperform rest of the other geographies for this sector. While Europe was soft in Q1 we expect the momentum to come back in the coming quarters. Given our competitive position in the space and diversified portfolio that we have across geographies and sub segments we remain optimistic about this space.

Joseph Foresi

I want to get some background on Digital you have given some colour on what percentage of revenue it is. How are you competing for the digital dollars I am curious as to what is Infosys’s competitive advantage there and are these open bids or are you giving digital dollars from existing clients?

Salil Parekh

On Digital as you referenced we have had a strong performance in Q1 with a growth and scale of the business expanding. The way we are seeing our clients move to digital, we see a lot of traction that comes from one of the side areas that we have designed on Experience, Data analytics, IoT, Cloud and Cyber-security assurance. Some of those projects are competitive, many which are in our existing strong client relationships are places where we are proactively seeking and winning those client digital work. We are also introducing to our clients two of our recent acquisitions one Brilliant Basics in the UK and second WongDoody in the US and this is forming the base of our experience within the digital space.

Joseph Foresi

I was wondering about the margins, utilization, I have never seen it higher from say 86% excluding trainees, so I was wondering what is the biggest margin driver at this point and can the utilization go higher from this particular level and have we offset the pricing pressure going forward?

M.D. Ranganath

If you look at the margin it has dropped sequentially by 100 basis points. If we were to break it up currency benefit in the rupee net of the cross currency was 100 basis points of positive impact, which was entirely offset by the compensation hikes that we announced for 85% of our employees effective April 1, 2018. And we gained about 40 basis points on account of utilization improvement as well as the onsite mix. As you know the onsite mix has come down considerably over the last couple of quarters and it is now 12 quarter low. That gave us about 40 basis points. Then we had additional investments that we made including the G&A, as well as increased subcontracts to the expenses amounting to 140 basis points. So, the net decline was 100. As we announced at the beginning of the year, while we continued to make gradual investment in digital, at the same time we also continued to optimize. One of the elements that I would like to highlight here, if you have noticed, is the per capita revenue improvement that has happened on three or four counts. One of course our gross margins for the digital business is higher than the core IT services and as the percentage share of digital increases that gives us some benefit on the gross margin as well as the operating margin. Second is some of the service lines which are more amenable to automation like testing, maintenance and infrastructure. We are able to intensify some of those productivity improvements and of course the utilization itself. So a combination of these factors had been drivers. As I was saying earlier about the utilization, we believe that the runway is limited from here but on other levers that I talked about we continue to focus on them.

Moderator

Thank you. The next question is from the line of Rod Bourgeois from DeepDive Equity Research. Please go ahead.

Rod Bourgeois

So your constant currency revenue growth guidance conveys that you expect some upcoming growth acceleration, I wanted to ask if you can elaborate on the sources of that growth acceleration and if you can specifically share your thoughts on how much of the acceleration outlook is coming from improved trends in the market versus improvement in your competitive performance outlook?

Salil Parekh

In terms of what we see in the demand environment looking ahead we have had an especially strong quarter in retail and the demand environment in that segment remains positive for us. We also saw a good traction in energy, utilities, our services business, manufacturing, insurance. As Pravin mentioned there was demand coming back in the US geography and in Europe we still see good demand and in our Australian market as well.

The question on where we see the distinction between our own and the market view, we are starting to see a strong traction on digital, approved with some of the investments we are starting to make on go-to-market and digital footprint give us some level of confidence and this will be one of the areas where we will see continued growth. Also our core services, which is powered by artificial intelligence, which is giving tremendous productivity improvement to our clients and to us see a good traction in the market and we believe we are competitive in that space in the market. Between those combinations of things, we see the demand environment is quite solid at this stage.

Rod Bourgeois

If you break the demand environment into consulting deals versus outsourcing deals or project based deals versus long-term contract deals, where do you see the most incremental improvement over the last few months, is it on the consulting in projects side or is it on the outsourcing and long-term contract side?

Salil Parekh

One of the things we have seen recently is what we announced in Q1 with the large deals at over a billion dollars. If you look at our last six or seven quarters, you will see an upward trend. We feel confident that the large multiyear deals are something that we are starting to play better. We also see more project activity which is related to specific areas, for example we see some of that in our digital banking space, on our retail segments and some of that in our manufacturing areas. So at this stage there is no one which is more or less, we see a stable traction across both the spaces.

Rod Bourgeois

One final question, so you have now been in place for a few months and I wonder if you could give us your view on what is the biggest bright spot that you found in the organization that you view is a real bright spot that you can build on and as you probably know the employees in the positioning of the company better and then what is the biggest challenge you see going forward that you want to work on.

Salil Parekh

In terms of what I have seen as strength and in meeting with over 70 clients over the past few months, the thing that has really resonated the most is the depth we have in our delivery and the strength of that across both the newer digital areas and our core services with the AI infused in it. So delivery really is the super strength within the company and based on that and based on those relationships of trust, we can build a good future for the company with these clients and new clients. In terms of challenges we have some businesses where we need to do work. We have seen recently our consulting business turn a corner where we have stabilized the revenue QoQ, we still have to work on our margins there. We see for example a business in China which needs some work and focus. So we have a couple of these areas within the company that be need attention and we put in some plans in place to work on those businesses and hopefully bring them to a positive situation in the coming quarters.

Moderator

Thank you. The next question is from the line of Ankur Rudra from CLSA. Please go ahead.

Ankur Rudra

Good evening gentlemen. Your 1Q performance in banking as you said was not very strong, but it does seem to be at odds with the forward-looking commentary. Could you perhaps elaborate how long the pressures from insourcing that you have seen in a few clients will continue to pressure this versus the growth you see in your deal wins, so when do we see the balance turning more positive?

Mohit Joshi

Ankur, as Pravin mentioned we saw the in sourcing challenges last quarter but we see the re-balance coming back, which is why moving forward, Q2 and beyond, we think we are optimistic about the status of the portfolio; which you also see in the large deal wins and in the two additions to our $100 mn client portfolio. Our Insurance business has been strong over the past few quarters and few years and both on the services side and on the platform side the business continues to do well. The Finacle business as Salil alluded to, is being rated as a top performer by Gartner and with the pivot to digital we are seeing a lot of opportunities. About a week ago you would have seen an announcement where we have been selected as the global cash management platform partner by Santander in the UK. So hopefully this gives you more of a colour. In any business which is as large as ours and with a significant degree of client concentration, you always see a set of headwinds either it is insourcing or budget cards especially because of client concentration and you see some tailwinds like the pivot to digital, like the full use of our capabilities on the digital pentagon. So it is always a balance but we are optimistic about the flow and the potential for the balance of the year.

Ankur Rudra

Thanks quickly on the retail as well. Could you elaborate what was the performance of the retail business on a pro-forma basis, I understand there is probably some contribution from WongDoody maybe some headwinds from Skava, so adjusted for those two events how is the business and how has the perception of demand evolved?

Pravin Rao

Ankur, in the CRM space we had perhaps one of the best growth in recent quarters on a constant currency basis close to 6.4%, mostly on the back of large deal wins in the last couple of quarters as well as growth in some of the existing accounts. Within that segment from a consumer technology company’s perspective we continue to see a large demand whereas when you look at it from a CPG or a logistics perspective there remains a challenge and there is a lot of focus on direct to consumer. Even in the core retail side there continues to be continued disruption from the likes of Amazon, Facebook and so on. So we are seeing a lot of increased spent to counter the disruption that they are seeing and that has translated into the kind of growth that we are seeing in this quarter. Having said that, perhaps we are seeing some green shoots but it may be a little bit early to say that this momentum will continue for the rest of the year. We remain cautiously optimistic in this space.

Ankur Rudra

Just a quick question on the margins, Ranga you mentioned that you got a 100 basis point gain from the currency net of cross, may be this was somewhat unexpected. Why are you not changing your margin guidance given where we are on the spot?

M.D. Ranganath

Thanks for that question. At the beginning in the year when we were at 22% to 24% we had said we would also be making certain gradual investments in our digital areas, repurposing sales and US localization, etc.. So we expect gradual uptick in those investments in the balance quarters and we are comfortable with 22% to 24%.

Ankur Rudra

So are you saying that any margin tailwind that comes through which was unexpected would also be invested so your investments may accelerate or are you saying you will see this as it goes through the year?

M.D Ranganath

As I said earlier as well, we clearly know what the investments are that we are planning for in these areas. So any tailwinds for the margins does not necessarily mean that we are going to invest that extra benefit into these investments. We have clearly kind of concretized those investment plans.

Moderator

Thank you. The next question is from the line of Yogesh Agarwal from HSBC. Please go ahead.

Yogesh Agarwal

Just have a couple of questions. Firstly, the attrition in standalone business is now highest in the last 15 to 16 quarters and I get the seasonality part but it still is very high considering the industry growing at 6%, 7%, is this something which bothers you or is it okay in your scheme of things?

Pravin Rao

Yogesh, as you rightly said out of the high attrition is due to seasonality. Having said that it is higher than what we have seen in the past. In the last few quarters we have done multiple things from employee engagement perspectives. This time we had a compensation increase for 85% of the workforce on time starting April, we have had 100% of variable pay in the last couple of quarters and so on. There is lot of focus on reskilling and training. Based on our analysis we find that the problem area in this case is people with two to four years’ of experience. So, we are now looking at maybe two or three interventions to address and bring the attrition level down. We do expect the attrition to come down in the subsequent quarters.

Yogesh Agarwal

Good and then just a follow-up, Ranga may be for you. How should we look at the balance of onsite cost reduction and onsite investments because you have been talking about reduction in onsite cost and I think it is 12 quarters low which you mentioned but the sub-contract cost is all time high. So are you saying all the investments are with locals and the subcontractor, so how should we look at the balance, are they offsetting each other or one is higher than the other. Can you just help a little bit there?

M.D. Ranganath

Thanks for that question. Clearly this quarter if you look at the onsite employee cost as a percentage of revenue this got tagged below 38%. As you rightly said the subcontractor cost has increased to 6.8% of revenue. When you look at the onsite supply chain, especially given some of the short-term visa kind of challenges, we need to really ensure that the supply chain for some of the projects is uninterrupted. That is one aspect but at the same time what we have also done, as I was mentioning earlier in my script, we are looking at the fixed price projects onsite and doing a combination of building a pyramid. The 1000 fresh graduates that we hired have been deployed in these fixed price projects and to some extent even in T&M projects, and they are at a very healthy utilization level. So our ability to build a pyramid onsite is slowly increasing, that is another factor to keep in mind. Second some of the productivity improvements on the onsite fixed price projects without dropping the revenue – all the productivity improvements could kick into us. So the way we are saying is that we do not see the onsite local hiring to significantly change the cost structure as a percentage of revenue. In digital and in a couple of other areas while the localization level could be higher and they are also coming at slightly higher price points, the gross margins for our digital revenue is also higher. Which essentially means that as a percentage of revenue the employee cost could still be at the desired level. So we are looking at a combination of these levers.

Moderator

Thank you. The next question is from the line of Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

Good evening. My question is around fixed price contracting in automation. How much success have you had and convincing your clients to move to a more fixed price or fixed output based pricing so you can then deploy your automation. Where are we in that spectrum and how much more opportunity is there?

M.D. Ranganath

That is a good question. If you look at the last eight or nine quarters, the percentage of revenue from fixed price projects has moved from early to mid 40s to now close to mid 50s. One of the things that have happened is, even from the customer standpoint of view they want the certainty on their cost. For us it also offers opportunity to enhance productivity in those fixed price projects especially onsite and given the revenue is fixed we have an opportunity to keep those productivity improvements. Now when you slice the fixed price project there is onset component, there is offshore component and at this point in time especially over the last three or four quarters our focus has been how to enhance productivity in the onsite fixed price projects, where as you know, the per employee cost is significantly higher than India. So for the same reduction of a project manager or a software engineer in onsite gives us a nonlinear benefit on the margin as compared to the offshore. So that is where our focus has been and the second one is really on the pyramid aspect that I talked about. Barely a few quarters ago the propensity of our clients to accept freshers onsite was quite limited. Now, especially in some of the new niche technologies where they are able to train the fresh hires from colleges which we have hired, about 1000, and they are able to get deployed in these projects and the propensity to accept them has also significantly increased. So a combination of productivity as well as the pyramid building onsite is one approach that we are taking.

Edward Caso

My other question is going back to foreign exchange impacts here. I assume you anticipate a weakening rupee in your guidance, what you thought it would do, did it happen sooner in the year than you thought it would? I am trying to understand that if the rupee had not done what it did this quarter would you still have made the investments that you made?

M.D. Ranganath

As you know we gave a 22% to 24% operating margin guidance at the beginning of the year that took into account the strategic investment that we needed to make. We have pretty much crystallized the investments we need to make in the areas of sales revitalization, localization of talent in US and digital investments and how do we go about investing there. Now in this particular quarter, the tailwind especially on account of currency, rupee dollar, I have 100 basis points. At the same time we also had improvements in operational efficiency that I talked about – 40 basis points came from onsite mix and utilization and slightly higher component of digital in our share, which is also with higher gross margin, gave us some benefits. So to answer your question, I think our plans are pretty much concretized where we want to invest and there will be gradual investments and they have a gradual plan for that. At the same time based on the currency rates we are pretty comfortable with 22% to 24%.

Moderator

Thank you. The next question is from the line of Ashish Chopra from Motilal Oswal Securities. Please go ahead.

Ashish Chopra

Thanks for the opportunity. I just wanted clarification on the guidance and had a question on the margins. Firstly, since WongDoody has now been integrated as on May 22, 2018 would it have a significant impact on the CC revenue growth guidance?

M.D. Ranganath

On the revenue guidance of 6% to 8% we are comfortable with that band and no material change on that.

Ashish Chopra

Okay, last quarter you had clarified that it was not including because the acquisition was not complete then but would this now be including was actually just the clarification?

M.D. Ranganath

Yes.

Ashish Chopra

Secondly Ranga on the margins, so what we have seen is for the past five years, the first quarter is usually the lowest quarter as far as the margins go and then they gradually progress and that is understandable given the wage hikes, etc. But is there anything as far as your budgeting goes, that makes you believe that it would play out differently this time around, but for the vagaries of currencies, etc., because like you mentioned that you have calibrated the investments pretty well and you are sticking to that plan. So any reason why we should expect it to play out differently than a normal year?

M.D. Ranganath

Your assessment of the past is correct saying that initially we start with the lower Q1 and it increases. This year we do not want to give any such trajectory. We have certain investment plans that we have in mind and which we have concertized and we have taken into account all those factors while we have guided to 22% to 24%. At the same time as I responded to earlier questions any additional tailwind if it comes either through currency etc., we are not going to further enhance the investments. We know what investments we need to make.

Moderator

Thank you. The next question is from the line of Divya Nagarajan from UBS Group. Please go ahead.

Divya Nagarajan

Thanks for taking my question. On the banking side you had earlier talked about how banking would see some improvement on YoY basis in fiscal 2019 versus 2018. Given the start that we have had in Q1, do you still expect banking to pick up on YoY basis and secondly if not, then what really picks up the slack as far as the guidance is concerned?

Mohit Joshi

We will decompose the banking piece for you. So the first piece is around Finacle and in Finacle, while there isn’t a gigantic core banking happening, there is a lot of interest in the digital components of Finacle. There is a lot of interest in the blockchain-based components and we feel that that business has a good trajectory for the remainder of the year.

On the services side, there has been an uptick in our US business. And finally on the Europe side this year we had a weakness in one of our clients because of project delays and cancellations. I expect growth to come back to some degree in Q2 but after that we see a strong trajectory for that business. The insurance business has been a strong performer for us both on the services side and increasingly on the platform side with the chemist platform that we have. If you look at the services business, again we had spoken in Q4 about insourcing for one of our large clients but we believe that that rebalancing is pretty much complete and the business has grown faster than the overall portfolio. For the Europe business as Pravin and Salil mentioned, we had a muted performance in this quarter and we see some growth coming back in Q2 but a strong performance for the remainder of the year. The rest of the world business has remained strong and so hopefully this gives you more colour to the business. As I had mentioned in my previous answer to Ankur, the fact is that this business has a very high degree of client concentration just like with our peers. So when you have this client concentration and certain headwinds like sudden budget cuts or a degree of insourcing and you have these tailwinds like the greater move towards digital or a very strong strength in running significant transformational programs like a lending transformation or a trade transformation it does make for a complex business to forecast. Because we have been very successful in this business for the past many years, we had a very strong record over the past 16 to 20 quarters. On balance, we remain optimistic about our potential in this business over the remainder of the year.

Divya Nagarajan

Fair enough, thanks and on the last deals I noticed that your TCV has gone up, could you give us a colour of the renewable versus new components in that mix this quarter? In the past you have given a sense of what percentage of that is 100% new deals versus renewals, if you could help me understand that?

Salil Parekh

We have got for this year over 1.1 bn in large deals of which 47% has come from net new and as mentioned earlier 40% has come from our financial services sector.

Divya Nagarajan

Thank you. I will come back for follow-up. Thanks.

Moderator

Thank you. The next question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

Thanks, congrats on a very strong TCV. Looking at the 40% that you have been talking about in terms of financial services, can we get some colour on what is the mix between North America versus the other part of the business and then are we calling a bottom to the weakness in financial services given the TCV and given the ongoing ramp or the conversion of the existing backlog and bookings into revenues?

Mohit Joshi

Both the large deals that we spoke about are in North America. As far as calling a bottom is concerned, as we have stated in our previous commentary we remain optimistic about our potential in this business over the remainder of the year. It is a complex business, it has its own headwinds and tailwinds but we have had a very strong track record. We are seeing a huge amount of uptick of our digital suite of businesses and we are, on balance, optimistic about the potential of the business for the remainder of the year.

Moshe Katri

Is there are anything in terms of how you quote the quarter on a monthly basis looking at April, May and June in terms of the pickup in the business, have you seen kind of a steady pickup, have you seen that kind of catching up towards the end of the quarter may be some colour on that?

Salil Parekh

Are you talking specifically to Financial Services or across the company?

Moshe Katri

Financial Services and across the company?

Salil Parekh

Overall, we do not see any monthly variation in a quarter if that is the question if I have understood it well. Overall the volume pickup for us in Q1 was quite strong and overall the QoQ growth for the company remains in constant currency at 2.3%. With the large deal wins and some of the traction we are seeing in large accounts both in Financial Services and across the company, we remain positive with respect to what we see in the demand environment. We do not see a monthly distinction in that, at least not in what we have seen so far.

Moshe Katri

Thanks. Good execution.

Moderator

Thank you. The next question is form the line of Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

I want to ask two longer-term questions on margins and I will ask them quicker since they are related. The first is on your onsite-offshore mix, with all the Connecticut, Indiana and Australia, do you anticipate that the mix of delivery will change, I think you have been at roughly 70:30, will that change over the next few years? I understand that you are going to have a pyramid scheme onshore but wouldn’t the cost of onshore labor or the profitability of the onshore labor still be less than what you can get offshore? I am just trying to understand the onshore and offshore mix over the next couple of years and what the margin implications would be?

M.D. Ranganath

Coming to the onsite mix if you look at the last seven to eight quarters, it has come down from the lower 30 to 28 levels. We do not see a significant change from the overall 30:70 kind of a structure that we have had. If the question is because of the digital, which tends to have higher onsite as well as the higher localization, would it change? Our current assessment is that at least in the near term, we do not see a significant change in that. Point number two, on localization, what we are doing is really the composition of the work force onshore is changing. What I really mean by that is the percentage of the client dependent folks or the local hires would keep rising. That is one part. The second part is on the pyramid, it includes the freshers that we hired from universities or other local universities. There we have found that for the concomitant H1 hires with a similar experience, those hires are clearly coming at an attractive cost equation. So we also make them undergo three months of training onsite. We have just announced the Indiana Training Centre, I think the first batch 1000 people have already undergone training. Their utilization level is high and the propensity of the clients to kind of deploy them in the projects are also significantly higher than what we saw, may be a year to two ago.

Coming back to your question there is no significant change on account of the business mix in the onsite offshore ratio. Second, building the pyramid onsite is a gradual process that we will continue to focus on. And third, while some part of the digital, the initial phases will have higher larger onsite component, what we have seen is that, as the scale increases, our flexibility and ability to offshore some of that has also happened. For example, salesforce.com related implementation, barely few quarters ago we used to have a very high onsite component and as they built up scale and as we got a lot of folks trained offshore, the offshore component has been increasing. I think it is all about scale as well as our ability to train. So a combination of these factors, I would say that in the near to medium term, we do not see significant change in the onsite offshore mix structure.

Keith Bachman

Fair enough. Thank you for that answer. My follow-up question is related, this year you anticipate making incremental investments which is why you are guiding margins down for the year, no change from the original guidance. But how do investors understand that this year is not a trend rather than an anomaly. In other words, what gives you the confidence that in subsequent years because the business mix is changing you will not have to make incremental investments thereby pressure the margins, why is this year one time and that is it from me? Thank you.

M.D. Ranganath

As we outlined in April, there are certain areas where we see an opportunity to invest, to leverage on growth. So I think that is what we have made. We have had a detailed plan and have concretized where we want to invest and how much we have to invest. Of course on an ongoing basis, even in our core IT services, we make a lot of investments whether in training people and attracting certain specific niche talent. That we continue to make, that is the normal course of enhancing our capabilities from time to time. That happens. What we outlined this year was essentially revitalizing sales, we had to focus on large deals and certain new geographies and things like that, as well as certain digital competency investments. While there will be an ongoing investment as a normal course of business, I think what we outlined this year is something that we want to do for over the next 12 months.

Moderator

Thank you. The next question is from the line of Viju George from JP Morgan. Please go ahead.

Viju George

Thank you for taking my question. I had a couple of questions on wage hikes. I think you indicated that the wage hike impact is about 100-basis points? Isn’t that a little lower than what the normal impact is?

M.D. Ranganath

I think this year also we gave 6% to 8% in India and 1% to 2% onsite and there is no difference in terms of the impact. As you know for 85% of the employees, we have rolled effective April 1, 2018 and for the balance 15% we will be rolling out from July 2018. So to that extent there will be some catch up in Q2 but not very significant.

Viju George

So are you saying it is pretty much on par with prior years?

M.D. Ranganath

Yes for 85% we have already rolled out effective April 1 and for 15% effective July 1. To that extent, there will be some catch up, but not significant.

Viju George

The other question I had was on the investments you mentioned Ranga. It is a 140 basis points investments you have put it there, that is almost $40 mn? I think increase in subcon is also part of that, which is $20 mn QoQ. That still leaves a fairly large gap of $20 mn of investments to do in a single quarter and I do not think it has taken the form of sales and marketing because your sales and marketing people cost are pretty much flat, even mildly down QoQ, so where is $20 mn investments gone to?

M.D. Ranganath

I think the trajectory of investment as we have said is gradual. Some of these investments are also in terms of hiring. If you look, some of the investments that you talked about are kind of split between three components; one is the US talent model that we had to invest, that will be reflected in the onsite employee cost, that will be part of that. Then we also had certain localization investments, which will be part of the G&A as well. Then also in certain specific digital skills, we also had to invest in sub-con to some extent. Say a combination of all the three is what we are talking about.

Viju George

But Ranga just to take this forward if I may, where does that get reflected because F&M people cost do not seem to have moved QoQ, G&A people cost does not have seemed to have moved QoQ? This is largely single cost of revenues as far as localization cost is concerned?

M.D. Ranganath

Viju, one way to look at it is look at the average quarterly cost over FY’18, that will give you a trend line. Just on a sequential basis it may not totally indicate to you because there is an effect of both currency as well as the other elements. To answer your question, this is split in these three components and if you get into a quarterly average for the last year that will give an indication between G&A, sales and onsite employee cost.

Viju George

One last question was on gross margins. Your gross margins have declined 60 basis points YoY. If I look at on a YoY basis you have had several tailwinds in your favor, you have had utilization that moved up 170-basis points, you have had exchange rates depreciated over 4%, digital usage has gained traction and typically margins in digital are still better, you have been bringing down the component of onsite, yet your gross margins have declined despite all these tailwinds. So what does mean, does this is mean that the legacy business margins are coming down more sharply and is it something that we have to be concerned about?

M.D. Ranganath

That is a good question. I think one point is we may recollect the Q1 of last year. We did not have comps review and it was rolled out effective July. So this quarter we have rolled out effective April 1, while it was in July in the last year and was not in the previous Q1, so this is the combination of the fact.

Viju George

Thanks and last question on attrition, you did talk about interventions there. Is attrition at middle to senior level a matter of concern now because you have lost two business heads very recently, are you seeing attrition at one or two levels below them as well and is that concerning and why this is happening?

Pravin Rao

As explained earlier the attrition impact has been primarily with people with two to four years’ experience. We have not seen different trends at senior level; the attrition is much lower and under control. We did have a couple of exits in the recent past and as we have always maintained, it is sad to see people leave especially who have been with us for a fair amount of time and have contributed. But when people do get opportunities and they want to pursue different things, we have to just wish them well. We have a strong leadership bench and in one sense this gives opportunity for people at the next level to step up and we have already identified replacement for the two people who left and there is no impact.

Viju George

Attrition of high performers, has that also moved up because in the past that was the metric you were concerned with rather than overall attrition rate, has that also moved up to cause concern?

Pravin Rao

This quarter we have seen an increase in high performance attrition as well. In the past you are absolutely right, high performer attrition was on the lower side. This quarter has been an exception. So as I said earlier, we have already identified two interventions to address it and we are confident that we should be able to bring it back under control.

Viju George

Thank you Pravin, and thank you Ranga and all the best for FY’19.

Moderator

Thank you. The next question is from the line of David Grossman from Stifel. Please go ahead.

David Grossman

I am wondering if I could go back to the comments on the revenue productivity per employee, it looks like the productivity is still down yet utilization is up, does that tell us anything about pricing in itself, can you kind of help us or walk us through that?

M.D. Ranganath

If you look at the per capita revenue, that is total revenue by total employees, that has gone up during the quarter, YoY it has gone by 5.7% and has gone up sequentially as well. If you are referring to price realization number, I would not draw too much on a sequential basis, I think YoY is a much more indicative number, there it is pretty much flat.

David Grossman

So you are saying like-for-like pricing on a YoY basis has been relatively flat?

M.D. Ranganath

The price realization, that is the revenue per billed employee in a broad term. So the price realization has been flat, which is some kind of a surrogate indicator of pricing. However, if you look at the revenue per employee which essentially takes into account the productivity improvements, it includes both billed as well as unbilled on the total revenue. That has been going up, which is a reflection of two things, one the rate of growth of revenues being higher than the rate of growth of headcount in certain services essentially infrastructure management, testing and maintenance services which are more amenable for automation, that is where it has happened. It is also to some extent influenced by the utilisation as well. As the percentage of digital revenue grows, as digital is coming at a higher gross margin currently, that will also have a play on that.

David Grossman

A broader question just about how currency floats through over time. One of your competitors said that you really shouldn’t look at the impact short-term on margins from currency fluctuations because it will effect spending levels – could be wage hikes or other spending. So that is one question, is that really how you view it as well? And then secondly I have to assume that eventually currency fluctuations accrue back to your clients. I am just wondering if you walk us through that dynamic?

M.D. Ranganath

Well, the currency is an important element especially the US Dollar and India. Last year for example, it was adverse in the sense that the rupee had appreciated. It does have an impact on the margin primarily because the offshore costs are translated back differently. However, when we plan we are not linking our investment plans or some of the other cost elements that we need to do, on the expectation of a currency movement because it is primarily driven by the business needs. Of course, this quarter a tailwind on the currency helped us to some extent but that is not always the expectation; or that every quarter we expect certain currency and based on that we budget. I think primarily that is why the band that we give for margins as 22% to 24% and in the first quarter it was 23.7%. We have planned certain investments as we had outlined at the beginning of the year and they are gradual investments. At the same time as I was mentioning earlier there are operational efficiencies and cost levers that we have, both productivity based as well as the other factors like onsite pyramid and so on, we will continue to leverage them. As we make those investments concomitantly we will also be optimizing the levers. So we are comfortable with the current band.

David Grossman

Just one last question on the subcontract, as you mentioned it did tick up as a percentage of revenue and obviously you have had two consistent quarters of relatively strong booking. So is the increase in subcontractors just the function of better bookings and ramping capacities or is there something more behind just the mix of business that is mandating that you get different skill sets that you do not currently have in-house?

M.D. Ranganath

As I said, there are three factors in play and subcontractor expense. One, certain digital projects that we undertake, in the initial stages has a higher onsite component and sometimes the current visa environment provides us challenges to start those projects on time. While to some extent we are mitigating through local hiring, we still have some play to go there. So that is one of the reasons for the increased demand for subcontractors. Second, and the most important point is also that we are running at very high utilization levels. That also plays into that. So one point to note is that when we look at our total employee cost we look at both aspects, the onsite employee cost as a percentage revenue as well as the subcontractor’s expenses as a percentage of revenue. The whole idea is, when we engage the subcontractor we need to ensure that the corresponding billing rates reflecting their prices is also there. Typically, as the incremental ones are getting a higher price or a higher billing rate digital projects, that percentage is fine with us.

Moderator

Thank you. The next question is from the line of Srinivas Rao from Deutsche Bank. Please go ahead.

Srinivas Rao

I have two questions. First your share of digital continues to increase but this quarter on a quarterly basis we see fixed price in a project share coming down. If you could give some colour as to the digital projects, are you getting this on a time and material basis or they generally skew towards fixed price, that color would be helpful? Second, within your digital stack, is there any feedback on the type of projects that you are getting whether the share of Cloud migration is more or as you said the share of Experience projects, any such feedback would be helpful? Third, taking the point that you answered in the previous question, as you said the subcontractor expenses also need to be appropriately billed, which means they have a positive impact on revenue but they are not part of the employee stack, at least on a seasonal basis leading to a higher revenue per employee number which we get to see? These are my three questions. Thank you very much.

M.D. Ranganath

Let me answer the third question that is not the case. It is not only because subcontractors are getting billed at higher rate that the per capita revenue has gone up. No, even at a broader pool as well, because of higher productivity and utilization, automation and higher digital component. Now on the other part I request our President, Ravi Kumar to address on the digital piece.

Ravi Kumar

Most of our digital revenue is primarily on all the five pillars but the biggest chunk of it is actually coming from Cloud transformation projects, which primarily come in a fair bit of fixed price. We do see three pointed projects coming up in cyber security, experience tower, which we called out earlier and then there is a big opportunity around modernization, which again comes in big chunk. Modernization in different aspects of digital – open source, migrating workloads to the cloud is also a great opportunity around Agile, DevOps and legacy modernization. So that is where we are seeing the trend of where the digital revenues are evolving. A lot of our existing customers are actually taking small projects and then they are scaling it up while large deals come with opening into digital where we could look at existing landscapes of our clients and transition those landscapes into the digital world.

Moderator

Thank you. The next question is from the line of Sandip Agarwal from Edelweiss. Please go ahead.

Sandip Agarwal

Thanks for giving me the opportunity. My question is regarding the guidance 6% to 8%. I understand it is just the first quarter but this quarter we have come at 8%. Now the thing that I am trying to understand that this 6% to 8% how do you see it? The way you are seeing the demand momentum, the order book growth and relatively the positive commentary versus last quarter, so is the ask going to increase and when you are guiding are you building in that, that is precisely the question?

Salil Parekh

In terms of our business environment we shared over the last few questions and in our press release, what we see in terms of how our clients are reacting to first the Agile Digital capabilities that we have and second the AI and automation infused core services business that we have. Those things show us that we have good traction in the market. The overall demand environment is stable. On the guidance side, we started the year and we built a plan and we shared the constant currency guidance at that time and that is something that we have done. We are now focused fully on our clients and the execution of the business and we are not looking in that sense day-to-day on what is going on with the guidance. The demand environment discussion comes really from all the interactions that our leadership, our sales people and many of our delivery leaders have with our clients and what we see in the markets generally.

Moderator

Thank you. The next question is from the line of Ravi Menon from Elara Securities. Please go ahead.

Ravi Menon

Thank you for the opportunity. Could you give me some colour on the large deal wins – we have seen that your TCV from large deals have improved over the last two quarters. What has really led to this, is it a broader pipeline and if that is the case where it is coming from or if it is better win rate, what is helping you now?

Pravin Rao

Doing multiple things on the large deal side and that was reflected in the increased trajectory over the last few quarters. Right from the deal origination perspective itself we are increasing our engagements with deal advisors and industry analysts who play sometimes influential role in sourcing the large deal. Then we had put together a large deal team dedicated to bring the best solution and tapping the best talent within Infosys. So that is the other thing that we have done and we have also created some incentive structure internally for incentivizing people to go after and convert large deals. It is a combination of things, but primarily the increased focus on specific interventions has resulted in a higher win rate in this large deal space.

Ravi Menon

Thank you for that. I know that you have stopped giving metrics that show service line composition. Does this prelude to a reorganization of your delivery site and if you could also explain how have you organized your services, the people aligned to services versus the verticals?

Pravin Rao

As part of changes in IFRS we tried to reflect the reporting in line with how we are internally organized, there is no real reorganization or anything in that sense.

Ravi Menon

Last followup could you give us the WongDoody contribution and the headwinds from Skava this quarter?

Pravin Rao

It is about 2 mn.

Moderator

Thank you. The next question is from the line of Bryan Bergin from Cowen & Company. Please go ahead.

Bryan Bergin

Thank you. A clarification on the North American improved dialogue, is that all due to an improved pipeline in financial services or are you seeing a broader increase in client budgets across other verticals as well?

Salil Parekh

In North America we have seen strength in what we have done in our retail sector. We see continued strength in energy, utility, resources and services business. We also see a good traction in financial services which is a change from the previous quarters. The overall environment for us remains stable to good in the US geography.

Bryan Bergin

You mentioned earlier how much of your large deals was net new work versus renewals can you do that for the Financial Services piece?

Mohit Joshi

Yes, it is about the same. About 43% of the financial services deals were net new.

Moderator

Thank you. The next question is from the line of Apurva Prasad from HDFC Securities. Please go ahead.

Apurva Prasad

Thanks for taking my question. If you can just talk about the large deal wins margin profile, how different would that be versus the large deals earlier?

Salil Parekh

What we notice in the large deal wins especially the ones we have since this Q1, the competitive margin profile at the start is always very strong. However, there is a lot of automation and AI that we build in and a lot of productivity improvement that comes as we get into these deals over a period of time. So from a start perspective the competitive dynamic is always strong and over a period of time we start to see productivity, AI and automation into these deals.

Moderator

Thank you. Ladies and gentlemen this was the last question for today. I now hand the conference over to Mr. Sandeep Mahindroo for his closing comments. Over to you Sir!

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you again. I would like Salil to say a few words before closing the call.

Salil Parekh

Thank you everyone for joining us on this call. Just to confirm what we have said earlier. Overall, we started the fiscal year with a solid quarter. We see good momentum within our Agile Digital business. We see our core services, Automation and AI becoming more and more relevant with our clients. We see a strong margin performance in Q1 and we see a demand environment which starts to give us a good level of view into what our clients are spending going ahead. And this marks the start of the execution of our strategy and of our three-year transformation program. Thank you everyone and talk to you on the next quarterly call.

Moderator

Thank you. Ladies and gentlemen, on behalf of Infosys that concludes this conference call. Thank you for joining us and you may now disconnect your lines.